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Exhibits

4.26	Press Release dated October 23, 2002 — Noranda Reports Nine Month Loss of $27 Million (Interim Financial Statements)

EXHIBIT 4.26

news release	Contacts: Denis Couture Vice-President, Public Affairs & Communications (416) 982-7020 Lars-Eric Johansson Executive Vice-President & Chief Financial Officer (416) 982-3548

NORANDA REPORTS NINE MONTH LOSS OF $27 MILLION
Measures Taken to Reduce Costs by a Further $40 Million Annually

        TORONTO, October 23, 2002 — Noranda Inc. today reported a net loss of $27 million, or $0.18 per common share, for the nine months ended September 30, 2002. This compares to a net loss of $8 million, or $0.10 per common share, in 2001.

        For the third quarter, the net loss was $70 million, or $0.32 per common share. The net loss for the third quarter of 2001 was $60 million or $0.27 per share.

        Results for the quarter were negatively affected by both seasonal operational shutdowns and the ongoing strike at the Horne smelter, as well as low prices for zinc, copper and aluminum and low treatment charges for copper concentrates.

Operating Highlights

  •
  Increased cash operating margin by 6% despite lower prices.

  •
  Increased cash flow from operations by $84 million for a total of $438 million year-to-date compared to $265 million in 2001.

  •
  Non-union employees operated the Horne smelter at 70% of capacity.

  •
  Implemented restructuring measures to reduce costs by $40 million annually.

Commentary

        "We continue to experience low metal prices as a result of the challenging global environment. Despite this, we are retooling the business to ensure we can capture greater cash flows as the economy recovers," said Derek Pannell, Noranda's President and Chief Executive Officer. "In this regard, we are pursuing a number of initiatives to improve our cost structure and reduce capital expenditures. We have redoubled our efforts to strengthen cash margins, restructure exploration and technology costs and cut expenses."

Consolidated Results

        Revenues for the quarter were lower than for the same period last year mainly on account of the sale of 51% of the CEZ zinc refinery in May 2002 and reduced production due to the on-going strike at the Horne copper smelter. On a year-over-year comparison, average LME prices for zinc were off by 7% and aluminum by 5% while copper and nickel increased by 3% and 24% respectively. In addition, income from treating custom copper and zinc concentrates were substantially lower during the quarter.

        Operating costs of $699 million were 4% lower than the third quarter 2001. As a result of the lower year-over-year metal prices, with the exception of nickel, the cost to purchase raw materials also declined.

        Depreciation, amortization and reclamation expense in the third quarter of $174 million is higher than the same period last year reflecting the start-up of the new aluminum foil plant and the Antamina copper/zinc mine in 2002.

        Total expenses for corporate and general administration, exploration and research of $45 million for the quarter is $10 million lower than last year mainly as a result of the initiatives implemented in 2001 to address the Company's cost structure. Stock option compensation costs of $1 million were recorded during the quarter, $6 million for the year to date. Effective January 1, 2002, Noranda uses the Black-Scholes valuation model to calculate the expense associated with its stock-based compensation plan.

        Net interest expense of $48 million includes interest income of $5 million. Interest capitalized in the quarter amounted to $11 million. Net debt, at the end of the period, stood at $4.8 billion compared to $4.6 billion at the end of 2001.

        On October 22 2002, Noranda announced a reduction of approximately 300 positions, mostly as a result of the restructuring of the corporate office, exploration and technology programs and the integrated Canadian Copper and Recycling business unit. These initiatives are expected to result in an annual cost reduction of $40 million. Fourth quarter operating results will reflect a charge of approximately $15 million after tax relating to this restructuring.

OPERATIONS

Aluminum

        The cash operating margin in the Aluminum business was $30 million in the quarter compared to $24 million in the corresponding quarter of 2001. The LME aluminum price averaged US$0.60 during the quarter, approximately 5% below the third quarter 2001 average of US$0.63.

        At the primary aluminum operations, shipments of metal totaled 60,208 tonnes for the quarter exceeding that of the prior year by over 8%. Value-added products represent approximately 82% of total shipments in 2002.

        The new aluminum foil plant in Huntingdon, Tennessee continues to ramp up as planned. Foil shipments in the quarter totaled 71 million pounds, 13% higher than last year, however, the softer market for value-added products continue to have a negative impact on margins.

Canadian Copper and Recycling

        The Canadian Copper and Recycling business generated cash operating margins of $2 million in the quarter compared to $18 million in the comparable period of 2001.

        Operations at both the Horne smelter and CCR refinery were negatively impacted by the Horne strike. Both facilities were shut down for a three-week period during the quarter. Since the restart, operating rates have been gradually climbing with the Horne at approximately 70% of normal in September and CCR almost 65%. Negotiations between Noranda and the union that represents the striking workers are scheduled to resume on October 28, 2002.

        The Kidd Mining Division's production was below target during the quarter due to the changeover to the new ventilation system which will service current mining areas, as well as Mine D. The changeover has been completed and production is now running ahead of plan.

        At the Kidd Metallurgical Division, the concentrator performed as planned during the quarter, however lower copper feed grades continued to be offset by higher zinc grades. During the quarter, a new three-year collective agreement was signed with the union that represents 674 production and maintenance employees at the site.

Copper

        The Copper business generated a cash operating margin of $78 million compared to $59 million in the corresponding quarter of 2001. Copper metal prices on the LME averaged US$0.69 per pound for the quarter, 3% above the average for the corresponding quarter in 2001 of US$0.67.

        At the Antamina mine, throughput at the mill averaged 75,492 tonnes per day with an average grade of 1.33% copper and 1.23% zinc. The mine achieved the requirements for the production completion certificate during the quarter and the environmental phase of the tests is expected to be completed by the end of the year.

        Collahuasi's production of 46,279 tonnes of copper concentrate and 6,794 tonnes of refined copper were slightly lower in the quarter as a result of an expected decline in ore grade. A US$654-million expansion program is underway to boost capacity to 110,000 tonnes per day and compensate for an expected decline in ore grade. Falconbridge's share of the investment is US$288 million.

        Production from the Lomas Bayas mine of 14,693 tonnes of refined copper was on target for the quarter. The mine was purchased at the end of July 2001 and contributed 9,924 tonnes of refined copper in the third quarter of last year.

        The Altonorte smelter processed 121,990 tonnes of copper concentrate, an increase of 20% over the comparable period last year. The project to expand the smelter's processing capacity is progressing well and mechanical completion is expected in early 2003.

Nickel

        Nickel operations generated a cash operating margin of $62 million in the quarter compared to $50 million in the corresponding quarter of 2001. The LME nickel price averaged US$3.10 during the quarter compared to US$2.49 in 2001.

        The Sudbury mines and mill operated on target during the quarter. Following an extended maintenance and vacation shutdown, the smelter produced a record amount of nickel and matte during September. The smelter is expected to run at full capacity for the remainder of the year.

        At the Raglan mine, production was slightly below target primarily as a result of operating problems and difficult weather conditions.

        The Nikkelverk refinery operated below capacity due to summer shutdowns and shortages of both mine and custom feeds.

        Falcondo's production of 6,948 tonnes of ferronickel was up slightly from the corresponding period of 2001. Bargaining began on October 22nd with the union that represents the production and maintenance workers at the site. The current contract expires on November 30th, 2002.

Zinc

        The Zinc business recorded a cash operating loss of $7 million during the quarter compared with a margin of $18 million in the corresponding quarter of 2001. The LME zinc price averaged US$0.35 per pound during the quarter compared to US$0.37 in 2001.

        At the Brunswick mine, mill throughput averaged 8,841 tonnes per day versus 10,443 tonnes in the third quarter 2001 as underground production was affected by above-normal seismic activity. Operations at the Bell Allard mine were shut down during the month of July for market-related reasons. The mine produced 19,409 tonnes of zinc concentrate for the period.

Other Operations

        Production at the magnesium plant in Danville, Quebec was 7,168 tonnes for the quarter. Commercial production is now scheduled for the fourth quarter 2002 as a result of unforeseen equipment problems encountered in the magnesium chloride prill transport system and the electrolysis cells. There are currently 22 of the 24 cells in operation.

        American Racing Equipment reported cash operating margins of $1 million compared to a loss of $9 million in the third quarter of 2001. Sales of higher-margin wheels to the aftermarket now account for 66% of total sales compared to 54% in 2001.

FINANCIAL RESOURCES AND LIQUIDITY

        Cash realized from operations amounted to $84 million for the quarter and $438 million for the nine months to September 30, 2002, compared to $34 million and $265 million in 2001, before taking into account changes in operating working capital.

        During the quarter, 1.1 million common shares were issued under the Dividend Re-investment Plan. This reduced Noranda's cash requirement for payment of the dividend by approximately $19 million for the quarter.

        Capital investments for the nine-month period were $569 million compared to $1,048 million last year. For the fiscal year 2002, they are estimated to be approximately $710 million of which $400 million relates to the expansion of the Altonorte copper smelter, the expansion project at Collahuasi, the construction of Mine D at Kidd Creek and the completion of the magnesium plant. During the quarter, Noranda invested approximately $64 million to increase its ownership of Falconbridge and US$19 million for its portion of the payment to Centromin which related to the purchase of the Antamina property, in Peru.

        At the end of the period, net debt was $4.8 billion representing approximately 46% of total capitalization. Proceeds from the second quarter debt issues of US$550 million were used to repay commercial paper and retire US$200 million of maturing debentures.

OUTLOOK

        "We continue to focus our attention on the variables over which we have control. We have redoubled our efforts on cost containment and capital investments so that we will be in even greater shape to benefit when the economy and metals prices recover from the current low levels," concluded Pannell.

DIVIDEND

        The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	$0.20 per share	November 29, 2002	December 15, 2002
Preferred Series F shares	Floating rate	November 29, 2002	December 12, 2002
Preferred Series F shares	Floating rate	December 31, 2002	January 12, 2003

QUARTERLY WEBCAST

        Noranda will be holding its quarterly teleconference on Thursday, October 24, 2002 at 14:00 Eastern Standard Time. The call will be broadcast live on the internet via www.noranda.com.

(1)
Cash operating margin is defined as sales plus share of earnings in associates less operating costs and raw material purchases. Management believes that most of its shareholders, creditors, other stakeholders and analysts prefer to analyse the Company's results based on this performance measure.

        This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

        Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in nine countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 16,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

        Note: This press release is also available at www.noranda.com. All dollar amounts are in Canadian dollars unless otherwise noted.

        ATTACHMENTS

NORANDA INC.

CONSOLIDATED RESULTS

($ millions)

	Third Quarter		Nine Months ended September 30
	2002	2001	2002	2001
Revenues
Sales	1,381	1,457	4,681	4,716
Share of earnings from associate	7	—	10	—

	1,388	1,457	4,691	4,716

Operating expenses
Operating costs	699	727	2,234	2,223
Purchase of raw materials	538	588	1,774	1,937

	1,237	1,315	4,008	4,160

Cash operating margin	151	142	683	556
Other Expenses (Income)
Depreciation, amortization and reclamation	174	160	553	455
Corporate and general administration	20	23	65	66
Exploration	18	24	44	62
Research	7	8	19	24
Interest expense, net	48	31	135	89
Other expense (income)	3	(2)	(91)	(65)
Taxes and provisions	(42)	(33)	(37)	(90)
Minority interest in earnings of subsidiaries	(7)	(9)	22	23

Earnings (loss)	(70)	(60)	(27)	(8)

Earnings (loss) per common share — $	$(0.32)	$(0.27)	$(0.18)	$(0.10)

Diluted earnings (loss) per common share	$(0.32)	$(0.27)	$(0.18)	$(0.10)

Retained Earnings:
Balance at beginning of year			896	1,199
Earnings			(27)	(8)
Dividends: Common			(143)	(143)
Preferred			(13)	(13)
Other			(3)	(2)

Balance at end of period			710	(1,033)

Commitments (note 2)

Noranda Inc. has approximately 239.9 million common shares outstanding as at September 30, 2002.

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

($ millions)

	Sep. 30 2002	Dec. 31 2001
Assets
Current assets
Cash and cash equivalents	412	285
Accounts receivable	877	829
Inventories	1,431	1,463

	2,720	2,577
Investments and advances	156	39
Capital assets	8,786	9,208
Other assets	245	208

	11,907	12,032

Liabilities and Shareholders' Equity
Current Liabilities
Bank advances and short-term notes	15	5
Accounts and taxes payable	1,096	1,185
Debt due within one year	636	512

	1,747	1,702
Long-term debt — wholly owned operations	2,121	2,028
— partially-owned subsidiaries and projects	2,408	2,340
Liability element of convertible debentures	30	35
Future income taxes	226	320
Other deferred credits	597	590
Minority interest in subsidiaries	1,142	1,220
Shareholders' equity (Note 4)	3,636	3,797

	11,907	12,032

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

($ millions)

	Third Quarter		Nine Months ended September 30
	2002	2001	2002	2001
Cash realized from (used for):
Operations
Earnings adjusted for non-cash items	84	34	438	265
Change in operating working capital	(47)	56	(177)	(31)

	37	90	261	234

Investment activities
Capital expenditures	(182)	(448)	(569)	(1,048)
Lomas Bayas cash acquired	—	17	—	17
Investments and advances	(64)	(8)	(97)	(15)
Sale of assets and investments	1	—	414	256

	(245)	(439)	(252)	(790)

Financing activities
Long-term debt, including current portion	(160)	359	288	630
Issue of common shares	19	1	21	2
Settlement of stock options	—	—	(3)	—
Share purchase plan repayment	—	—	2	—

	(141)	360	308	632

Dividends	(63)	(63)	(190)	(192)

Cash generated/(used)	(412)	(52)	127	(116)
Cash, beginning of period	824	599	285	663

Cash, end of period	412	547	412	547

NORANDA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ millions except as otherwise indicated)

1.    ACCOUNTING POLICIES

        These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the recent annual consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2001 Annual Report.

2.    SALE OF ASSET AND COMMITMENT

        On May 3, 2002, The Company successfully completed an initial public offering of Priority Units of the Noranda Income Fund ("the Fund"). The Fund was created to acquire the Company's CEZ processing facility and ancillary assets located in Salaberry-de-Valleyfield, Quebec. Net cash proceeds of $410 million were received and applied against debt. The net estimated pre-tax gain on the sale was $94 million.

        The Fund is an unincorporated open-ended trust established under the laws of Ontario. The Company's participation in the Fund is 48.97%, comprising 23.97% priority units and 25% ordinary units. Ordinary units are subordinated to the priority units with regard to distributions from the fund. The Company accounts for its share of the Fund on the equity basis.

        Through a 15-year supply and processing agreement with the Fund, Noranda has committed to sell up to 550,000 tonnes of zinc concentrate annually to the refinery (its annual concentrate requirement to operate to its full current capacity) at market rates for the payable metal, less a fixed treatment charge initially set at $0.352 per pound of payable zinc metal. Noranda has also committed to manage the processing facility through operating and marketing agreements. It will act as an agent for the sale of the facility's zinc production for the duration of the supply agreement.

3.    STOCK-BASED COMPENSATION

        Effective January 1, 2002, Noranda adopted, without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-Based Compensation and Other Stock-Based Payments.

        The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted since January 1, 2002 that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the vesting period of the options granted.

        During the third quarter, the Company granted 91,175 stock options at a price of $15.90 per share. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 10-year term, 36% volatility, a weighted- average expected dividend of 5.48% annually and an interest rate of 5.2%, and is being charged against net income over its vesting period.

        Corporate and general administration to September 30, 2002 include compensation costs of $6 million (this includes an amount of $4 million on options granted by Noranda's partially-owned subsidiary) relating to outstanding options.

4.    SHAREHOLDERS' EQUITY

	Sept 30, 2002	Dec. 31, 2001
Convertible Debentures	$120	$115
Capital Stock	2,721	2,701
Retained Earnings	710	896
Currency translation and other	85	85

	$3,636	$3,797

5.    EXCHANGE GAINS AND LOSSES

        The majority of Noranda's products are denominated in US dollars or indexed to US dollar prices. In addition operating costs of Noranda's international assets are also denominated in their local currency and exposed to exchange volatility. Noranda manages its foreign currency exposure by utilizing spot and forward foreign exchange contracts with its banks as counter-parties.

        Revenues to September include exchange losses of $14 million for Noranda and $10 million for Noranda's partially-owned subsidiary (2001 — $10 and $25 respectively).

        Other foreign currency exchange contracts, relating to foreign currency expenditures and other foreign currency denominated monetary assets and liabilities, generated a gain of $5 million (2001 — negligible loss) by Noranda's partially-owned subsidiary.

6.    PENSION BENEFIT PLANS

        At September 30, 2002, Noranda's pension plan assets were $1,858 (Dec 2001- $2,096) while obligations were $2,239 (Dec 2001- $2,170).

        The pension plan funding requirements for 2002 are $10 million for the Company and its wholly-owned operations and $38 million for the partially-owned subsidiaries, of which $7 million and $36 million respectively have already been contributed as at September 30, 2002.

7.    COMPARATIVE FIGURES

        The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the nine months 2002 consolidated statements.

8.    SEGMENTED INFORMATION

        As reported last quarter, Noranda's operating segments reflect a re-alignment of its copper and recycling assets. The change in presentation has been consistently applied to the 2001 comparative period.

	Third Quarter 2002
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Sales	$260	393	292	303	138	(5)	$1,381
Share of earnings from associate	—	—	—	—	7	—	7

	260	393	292	303	145	(5)	1,388
Cost of operations	133	141	123	194	74	34	699
Purchased raw materials	97	250	91	47	78	(25)	538

Cash operating margins	30	2	78	62	(7)	(14)	151
Depreciation, amortization and reclamation	16	26	50	47	22	13	174

Operating margins	$14	(24)	28	15	(29)	(27)	$(23)

Corporate and general administration							(20)
Exploration							(18)
Research and development							(7)
Interest, net							(48)
Other expense							(3)
Taxes and provisions							42
Minority interest							7

Earnings (loss)							$(70)

Capital expenditures	$11	32	54	35	1	49	$182

	Third Quarter 2001
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Sales	$239	505	246	299	168	—	$1,457

Cost of operations	132	139	77	195	119	65	727
Purchased raw materials	83	348	110	54	31	(38)	588

Cash operating margins	24	18	59	50	18	(27)	142
Depreciation, amortization and reclamation	12	28	32	43	29	16	160

Operating margins	$12	(10)	27	7	(11)	(43)	$(18)

Corporate and general administration							(23)
Exploration							(24)
Research and development							(8)
Interest, net							(31)
Other income							2
Taxes and provisions							33
Minority interest							9

Earnings (loss)							$(60)

Capital expenditures	$25	41	243	37	10	92	$448

	Nine Months ended September 30, 2002
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Sales	$784	1,595	869	928	505	—	$4,681
Share of earnings from associate	—	—	—	—	10	—	10

	784	1,595	869	928	515	—	4,691
Cost of operations	401	546	363	530	300	94	2,234
Purchased raw materials	288	1,013	217	157	203	(104)	1,774

Cash operating margins	95	36	289	241	12	10	683
Depreciation, amortization and reclamation	45	88	158	143	72	47	553

Operating margins	$50	(52)	131	98	(60)	(37)	$130

Corporate and general administration							(65)
Exploration							(44)
Research and development							(19)
Interest, net							(135)
Other income							91
Taxes and provisions							37
Minority interest							(22)

Earnings (loss)							$(27)

Total assets, excluding cash and cash equivalents	$1,256	1,967	3,543	2,213	838	1,678	$11,495

Capital expenditures	$35	113	174	96	6	145	$569

	Nine Months ended September 30, 2001
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Sales	$766	1,814	634	923	541	38	$4,716

Cost of operations	389	496	201	561	377	199	2,223
Purchased raw materials	273	1,250	288	162	96	(132)	1,937

Cash operating margins	104	68	145	200	68	(29)	556
Depreciation, amortization and reclamation	37	86	82	120	83	47	455

Operating margins	$67	(18)	63	80	(15)	(76)	$101

Corporate and general administration							(66)
Exploration							(62)
Research and development							(24)
Interest, net							(89)
Other income							65
Taxes and provisions							90
Minority interest							(23)

Earnings (loss)							$(8)

Total assets, excluding cash and cash equivalents	$1,265	2,004	3,458	2,224	1,176	1,602	$11,729

Capital expenditures	$74	110	485	96	61	222	$1,048

NORANDA INC.

PRODUCTION VOLUMES

	Third Quarter		Nine Months
	2002	2001	2002	2001
Mine Production (tonnes, except as noted)
Copper
Kidd Creek	10,744	8,005	32,784	28,498
Matagami	1,429	2,394	5,373	6,530
Brunswick	1,935	2,313	6,524	6,514
INO	8,028	8,176	28,399	19,070
Antamina — (33.75%)	25,577	—	83,267	—
Collahuasi — (44%)	46,279	51,594	139,291	141,794
Lomas Bayas	14,693	9,924	43,883	9,924
Other	4,606	6,660	14,408	16,917

	113,291	89,066	353,929	229,247

Zinc
Kidd Creek	27,336	24,506	79,824	53,976
Brunswick	65,941	77,168	206,817	226,046
Matagami	19,409	24,578	63,064	66,738
Antamina — (33.75%)	21,598	—	59,700	—
Other	2,636	1,788	6,951	13,597

	136,920	128,040	416,356	360,357

Nickel	11,359	12,878	38,693	35,232
Ferronickel	6,948	5,636	17,212	19,162
Lead	19,042	20,940	57,195	60,706
Silver — 000 ounces
Kidd Creek	773	530	2,755	1,779
Brunswick	1,454	1,798	4,693	5,125
Matagami	34	107	212	355
Antamina — (33.75%)	595	—	1,819	—
Other	62	93	189	231

	2,918	2,528	9,668	7,490

Metal Production (tonnes, except as noted)
Refined copper
C.C.R.	30,215	73,510	184,640	238,131
Kidd Creek	39,327	24,950	110,467	93,000
Nikkelverk	5,886	6,853	21,352	18,319
Collahuasi — (44%)	6,794	6,577	19,802	19,124
Lomas Bayas	14,693	9,924	43,883	9,924

	96,915	121,814	380,144	378,498

Copper anodes
Gaspe	—	24,259	29,612	82,965
Horne	23,522	48,004	116,653	136,957
Kidd Creek	35,436	23,292	108,139	95,734
Altonorte	40,606	38,105	103,093	108,091

	99,564	133,660	357,497	423,747

Refined zinc
Kidd Creek	34,278	32,577	106,717	104,169
C.E.Z. (Noranda Income Fund) — (100%-basis)	70,358	66,062	202,687	195,951

	104,636	98,639	309,404	300,120

Refined nickel
Nikkelverk	11,863	16,044	47,234	48,393
Falcondo	6,948	5,636	17,212	19,162

	18,811	21,680	64,446	67,555

Primary aluminum	59,749	53,431	175,963	165,549
Fabricated Aluminum	32,194	28,589	96,369	87,317
Refined lead	12,335	21,687	61,819	72,269
Refined gold — 000 ounces	206	297	839	956
Refined silver — 000 ounces	7,799	9,708	32,476	31,724

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

	Third Quarter		Nine months
	2002	2001	2002	2001
Metal Sales (tonnes, except as noted)
Copper
C.C.R.	36,340	76,590	211,832	256,948
Kidd Creek	29,699	23,316	79,205	79,798
Nikkelverk	11,470	9,784	40,731	22,867
Antamina (concentrate) — (33.75%)	30,579	—	87,994	—
Collahuasi — (44%)	42,390	47,694	137,767	143,851
Lomas Bayas	14,402	13,149	44,665	13,149

	164,880	170,533	602,194	516,613

Zinc
Kidd Creek	34,508	34,613	108,699	109,300
Antamina (concentrate) — (33.75%)	19,184	—	57,224	—
Brunswick/Matagami (concentrate)	72,048	33,579	185,173	137,907

	125,740	68,192	351,096	247,207

C.E.Z. (Noranda Income Fund) — (100% — basis)	73,269	64,126	205,440	193,695
Nickel	14,780	17,201	50,685	46,207
Ferronickel	6,279	5,550	14,282	19,800
Aluminum
Primary Aluminum — shipments	60,208	55,567	180,977	171,059
Norandal — shipments	32,194	28,590	96,369	87,317
Lead	14,293	22,120	60,505	73,545
Gold — 000 ounces	110	300	700	801
Silver — 000 ounces
C.C.R.	7,348	10,706	32,596	31,391
Kidd Creek	986	858	2,488	2,475
Antamina — (33.75%)	590	—	1,680	—

	8,924	11,564	36,764	33,866

Average Realized Prices — ($U.S. per pound, except as noted)
Copper	0.74	0.73	0.75	0.76
Copper — Falconbridge	0.67	0.66	0.72	0.73
Zinc	0.40	0.42	0.41	0.47
Zinc — Falconbridge	0.38	0.41	0.39	0.46
Nickel	3.23	2.67	3.09	2.97
Ferronickel	3.22	2.76	3.15	2.99
4Aluminum	0.64	0.68	0.65	0.74
Lead	0.21	0.25	0.24	0.26
Gold ($US per ounce)	316.02	273.83	303.90	269.91
Silver ($US per ounce)	4.70	4.31	4.63	4.43
Silver — Falconbridge ($US per ounce)	4.70	4.21	4.64	4.40
Exchange Rate (US$1 = Cdn$1)	1.56	1.55	1.57	1.54

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EXHIBIT 4.26
NORANDA INC. CONSOLIDATED RESULTS ($ millions)
NORANDA INC. CONSOLIDATED BALANCE SHEETS ($ millions)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASHFLOWS ($ millions)
NORANDA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ millions except as otherwise indicated)
NORANDA INC. PRODUCTION VOLUMES
NORANDA INC. SALES VOLUMES & REALIZED PRICES